[redacted]

BB 3/11 *

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SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

SECURITIES W

08028853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIXIS BLEICHROEDER INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 AVENUE OF THE AMERICAS

(No. and Street)

NEW YORK	NEW YORK	10105-4300
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD GREEN 212-698-3322

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOEL E. SAMMET & CO., LLP

(Name – *if individual, state last, first, middle name*)

60 BROAD STREET	NEW YORK	NEW YORK	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

E MAR 20 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Natixis Bleichroeder Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA COIT
Notary Public, State of New York
No. 01CO6100935
Qualified in Kings County
Commission Expires Nov. 3, 20 11

Belinda Coit
Notary Public

Signature

Senior Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

FEB 29 2008

Washington, DC

The Board of Directors
Natixis Bleichroeder Inc.

In planning and performing our audit of the financial statements of Natixis Bleichroeder Inc., for the period January 1, 2007 to December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Continued

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate for the period January 1, 2007 to December 31, 2007, to meet the SEC's objectives.

RECOMMENDATIONS

NONE

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joel E. Sammet & Co., LLP

New York, New York
February 19, 2008

NATIXIS BLEICHROEDER INC.

FOCUS REPORT - FORM X-17A-5

PART I

DECEMBER 31, 2007

FOCUS

JOEL E. SAMMET & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Natixis Bleichroeder Inc. [13]

SEC. FILE NO.: 8-00719 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1345 Avenue of Americas [20]
(No. and Street)

FIRM ID NO.: 134197937 [15]

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/07 [24]

AND ENDING (MM/DD/YY): 12/31/07 [25]

New York [21] NY [22] 10105 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

Howard Green [30] (212) 698-3322 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT — OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19th day of February 2008

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

JOEL E. SAMMET & CO., LLP

70

ADDRESS	Number and Street	City	State	Zip Code
	60 BROAD STREET	NEW YORK	NEW YORK	10004
	71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

Joel E. Sammet & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOEL E. SAMMET, CPA (1925-1968)
DAVID R. SAFER, CPA (RETIRED)
BERNARD TURNER, CPA (RETIRED)
JEROME S. GRUBIN, CPA
FRANKLIN M. JACOBSON, CPA
STEVEN A. SOKOL, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Natixis Bleichroeder Inc.

We have audited the accompanying statement of financial condition of Natixis Bleichroeder Inc., for the period January 1, 2007 to December 31, 2007, and related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Natixis Bleichroeder Inc. for the period January 1, 2007 to December 31, 2007, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by regulations under the Securities Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Joel E. Sammet & Co., LLP

New York, New York
February 19, 2008

60 BROAD STREET, SUITE 3600, NEW YORK, NEW YORK 10004 T:212.269.8628 F:212.809.6185 jes@sammetco.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Natixis Bleichroeder Inc.
N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-00719 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS	Allowable		Nonallowable		Total	
1. Cash	$ 26,186,844	[200]			$ 26,186,844	[750]
2. Cash segregated in compliance with federal and other regulations	18,000,000	[210]			18,000,000	[760]
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"	11,028,928	[220]				
2. Other	33,172,624	[230]			44,201,552	[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	393,465,990	[240]				
2. Other	2,911,682,320	[250]			3,305,148,310	[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"	416,470	[280]				
2. Other	8,191,487	[290]			8,607,957	[800]
E. Other		[300]	$	[550]		[810]
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	43,952,254	[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured Accounts			1,695,147	[570]		
B. Commodity accounts		[330]		[580]		
C Allowance for doubtful accounts	( )	[335]	( )	[590]	45,647,401	[820]
5. Receivables from non-customers:						
A Cash and fully secured accounts	31,930	[340]				
B. Partly secured and unsecured accounts		[350]		[600]	31,930	[830]
6. Securities purchased under agreements to resell	72,742,500	[360]		[605]	72,742,500	[840]
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper	5,500,000	[370]				
B. U.S. and Canadian government obligations		[380]				
C. State and municipal government obligations		[390]				
D. Corporate obligations		[400]				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Natixis Bleichroeder Inc. as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

	Allowable		Nonallowable		Total	
E. Stocks and warrants	$ 51,621,751	410				
F. Options	162,825	420				
G. Arbitrage	12,740,615	422				
H. Other securities		424				
I. Spot Commodities		430				
J. Total inventory - includes encumbered securities of . . . $ [120]					$ 70,025,191	850
8. Securities owned not readily marketable:						
A. At Cost . . . . . . $ 19,684,370 [130]		440	$ 20,569,036	610	20,569,036	860
9. Other investments not readily marketable:						
. . . . . . $ [140]						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities . . . . $ [150]						
B. Other . . . . $ [160]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities . . . . $ [170]						
B. Other . . . . $ [180]		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value . . . . $ [190]						
B. Owned at cost				650		
C. Contributed for use of company, at market value				660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	.	670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	3,789,775	680	3,789,775	920
15. Other Assets:						
A. Dividends and interest receivable	4,178	500	113,044	690		
B. Free shipments		510	1,146,794	700		
C. Loans and advances		520		710		
D. Miscellaneous	15,067,422	530	25,117,333	720		
E. Collateral accepted under SFAS 140	332,207	536				
F. SPE Assets		537			41,780,978	930
16. TOTAL ASSETS	$ 3,604,300,345	540	$ 52,431,129	740	$ 3,656,731,474	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER: Natixis Bleichroeder Inc. as of 12/31/07

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ 1,953,177 [1460]
B. Other	[1040]	[1250]	8,611,050 [1470]
18. Securities sold under repurchase agreements.		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	11,615,241 [1490]
2. Other	[1060]	[1280]	19,449,426 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	2,826,570,227 [1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		142,835 [1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	2,776,500 [1570]
20. Payable to customers:			
A. Securities accounts - including free credits of ...... $ 15,066,878 [950]	[1120]		418,853,388 [1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	8,660 [1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of ...... $ 12,974,923 [960]		[1360]	43,649,058 [1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		27,931,372 [1640]
C. Income taxes payable	[1180]		1,310,301 [1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		45,898,466 [1670]
F. Other	[1200]	[1380]	[1680]
G. Obligation to return securities		[1386]	332,207 [1686]
H. SPE Liabilities		[1387]	[1687]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

Natixis Bleichroeder Inc.

as of 12/31/07

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities		A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:								
A. Unsecured			$	1210			$	1690
B. Secured				1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings:						1400	100,000,000	1710
1. from outsiders	$ 100,000,000	0970						
2. Includes equity subordination(15c3-1(d)) of	$	0980						
B. Securities borrowings, at market value:						1410		1720
from outsiders	$	0990						
C. Pursuant to secured demand note collateral agreements:						1420		1730
1. from outsiders	$	1000						
2. Includes equity subordination(15c3-1(d)) of	$	1010						
D. Exchange memberships contributed for use of company, at market value						1430		1740
E. Accounts and other borrowings not qualified for net capital purposes				1220		1440		1750
26. TOTAL LIABILITIES			$	1230	$	1450	$ 3,509,101,908	1760

Ownership Equity

27. Sole proprietorship			$	1770
28. Partnership - limited partners	$	1020		1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			1	1792
C. Additional paid- in capital			151,503,082	1793
D. Retained Earnings			(3,873,517)	1794
E. Total			147,629,566	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 147,629,566	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 3,656,731,474	1810

OMIT PENNIES

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

Natixis Bleichroeder Inc. as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 147,629,566	3480
2. Deduct: Ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					147,629,566	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					100,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					$ 247,629,566	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 52,431,129	3540		
1. Additional charges for customers' and non-customers' security accounts				3550		
2. Additional charges for customers' and non-customers' commodity accounts				3560		
B. Aged fail-to-deliver:			3,347,741	3570		
1. number of items	628	3450				
C. Aged short security differences-less reserve of	$	3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges				3600		
F. Other deductions and/or charges			3,520,637	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					(59,299,507)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					$ 188,330,059	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
A. Contractual securities commitments			$	3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			8,829,080	3720		
6. Options			450,550	3730		
7. Arbitrage			274,368	3732		
8. Other securities				3734		
D. Undue concentration				3650		
E. Other (List)			4,637,286	3736	(14,191,284)	3740
10. Net Capital					$ 174,138,775	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER	
Natixis Bleichroeder Inc.	as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)			$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$		3758
13. Net capital requirement (greater of line 11 or 12)			$		3760
14. Excess net capital (line 10 less 13)			$		3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	9,791,307	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,500,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	9,791,307	3760
25. Excess net capital (line 10 less 24)	$	164,347,468	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	35.57	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	35.57	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	149,660,507	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	40.38	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

Natixis Bleichroeder Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges and the National Association of Securities Dealers. The Company is a New York Corporation that is a wholly owned subsidiary of Natixis (the "Parent"), a French banking organization. The Company changed its name from Natexis Bleichroeder Inc. to Natixis Bleichroeder Inc. on August 1, 2007.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking businesses.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Investment Banking

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

FOCUS

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided for by accelerated and straight-line methods using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

NOTE 3 CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $18,000,000 has been segregated in a special reserve account for the exclusive benefit of customers at December 31, 2007 under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from and payable to broker-dealers and clearing organization at December 31, 2007, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/ loaned	$3,305,148,310	$2,826,570,227
Securities failed-to-deliver/receive	44,201,552	31,064,667
Payable to clearing organization	0	142,835
Receivable from clearing organization	8,607,957	0
Other	0	2,776,500
	$3,357,957,819	$2,860,554,229

FOCUS

NOTE 5 RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 6 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan agreement with the Parent of $100,000,000, which bears interest based on the federal funds rate, and has a maturity of December 28, 2008. The subordinated borrowing is extended pursuant to an agreement approved by various regulatory agencies and qualifies as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1.

NOTE 7 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company has borrowed funds from the Parent. These loans are unsecured and based on the federal funds rate. At December 31, 2007, the balance of the loan amounted to $8,611,050. Interest expense charged on all loans by the Parent to the Company for the year amounted to $12,478,960 and is included in net income.

NOTE 8 EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) plan for employees. The Company is not required to make any matching or mandatory contribution to the Plan. Contributions are made at the discretion of management.

The Company does not participate in any pension and/or post retirement plans for its employees.

NOTE 9 FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Continued

FOCUS

NOTE 9 FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. At December 31, 2007, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2007, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that is does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Continued

NOTE 9 FINANCIAL INSTRUMENTS (continued)

Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with these activities, particularly in United States Government and Agency securities, the Company enters into collateralized reverse repurchase and repurchase agreements, securities lending arrangements and certain other secured transactions which may result in significant credit exposure in the event the counterparty to the transaction was unable to fulfill their contractual obligations. In accordance with industry practice, repurchase agreements and security borrowing arrangements are generally collateralized by cash or securities with a market value in excess of the Company's obligation under the contract. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

NOTE 10 COMMITMENTS AND CONTINGENCIES

Leases

The Company occupies office space under a lease expiring April 29, 2011. The minimum aggregate rent per annum is $3,545,259 for the remaining term of the lease. The lease contains escalation provisions for increases of real estate tax and operating expenses.

Continued

NOTE 10 COMMITMENTS AND CONTINGENCIES (continued)

Litigation

In the normal course of business, the Company has been named as a defendant in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange, Inc. also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2007, the Company had net capital of $174,138,775, which was 35.57 percent of aggregate debit balances and $164,347,468 in excess of required net capital.

NOTE 12 INCOME TAXES

At December 31, 2007, the Company had net operating loss carryforwards which resulted in deferred federal income taxes refundable of $2,145,710 and deferred state and city income taxes refundable of $812,661.

END